Exhibit 21

Guardian Technologies International, Inc.

List of Subsidiaries

December 31, 2007

1.

Guardian Healthcare Systems UK, Limited, a company organized under the laws of England and Wales.

2.

Wise Systems Limited, a company organized under the laws of England and Wales.

3.

Applied Visual Sciences, Inc., a Delaware corporation.

4.

RJL Marketing, Inc., a Delaware corporation